June 20, 2019

Everett Dickson
Chief Executive Officer
Aureus Inc.
1170 Peachtree Street, Suite 1200
Atlanta, GA 30309

       Re: Aureus Inc.
           Offering Statement on Form 1-A
           Filed May 29, 2019
           File No. 024-11008

Dear Mr. Dickson:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Risk Factors
Risks Relating to our Common Stock and Offering
Because directors and officers current and for the foreseeable future will continue to control, page 13

1. Please expand your disclosure to discuss your Series A Preferred Stock. In this regard, we note you disclose on page 35 that as along as at least one share of your Series A Preferred
       Stock is outstanding, such Preferred Stock shall represent 66 2/3% of all votes entitled to be voted at any annual or special meeting of shareholders and that all such shares are held by Everett Dickson, the company's President. In addition, please file all instruments defining rights of security holders, such as the notice of designation of preferred stock.
 Everett Dickson
FirstName LastNameEverett Dickson
Aureus Inc.
Comapany NameAureus Inc.
June 20, 2019
June 20, 2019 Page 2
Page 2
FirstName LastName
Use of Proceeds, page 14

2. We note you intend to apply a portion of your net proceeds to discharge bank debt. Please describe the material terms of such bank debt. Refer to Instruction 6 to Item 6 of Form 1-
         A.
Distribution, page 17

3. We note you state that all subscriptions are irrevocable and that the purchase price is non-
         refundable. Please expand your disclosure to explain when you will accept subscriptions and file the subscription agreement that will be used in this offering as an exhibit to the
         Form 1-A. Refer to Item 17.4 of Form 1-A.
4. Disclosure here indicates that you will use an online platform to offer your common stock on a best efforts basis. Please describe the online platform on which you will offer your common stock.
Business, page 21

5. Please revise your disclosure to clarify the material terms and status of your acquisition agreement with Yuengling's Ice Cream Corp. In this regard, we note you have filed as
         Exhibit 6.9 a "letter of intent" to purchase all of the assets of Yuengling's Ice Cream Corp.
         dated March 26, 2019, but your press release issued February 28, 2019 states you
         "formally closed" your merger with Yuengling's Ice Cream Online Distributors, LLC, which is the exclusive online purveyor of the Yuengling Ice Cream Brand. We further note you issued a press release on May 13, 2019 that indicates you exclusively operate
         Yuengling's online sales, as well as select Yuengling retail distribution. Please file any related material agreements, including any definitive acquisition agreement, as exhibits to your filing.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Everett Dickson
Aureus Inc.
June 20, 2019
Page 3

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Loan Lauren P. Nguyen, Legal Branch Chief, at
(202) 551-3642
with any other questions.



FirstName LastNameEverett Dickson                        Sincerely,
Comapany NameAureus Inc.
                                                         Division of
Corporation Finance
June 20, 2019 Page 3                                     Office of Natural
Resources
FirstName LastName